CERTIFICATE OF FORMATION
OF
Van der BILT Labs LLC

FIRST: The name of the limited liability company is: Van der BILT Labs LLC

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

IN WITNESS WHEREOF, the undersigned, being fully authorized to execute and file this document have signed below and executed this Certificate of Formation on this October 16, 2024.

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Marlon C Bell, Authorized Person